SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

--------------------------------

FORM 11-K

--------------------------------

[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the

fiscal year ended December 31, 2003.

Commission File Number:

0-01097

THE STANDARD REGISTER COMPANY

UARCO SAVINGS ADVANTAGE 401(k) PLAN

-----------------------------------------------------------------

(Full title of the plan)

THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

UARCO SAVINGS ADVANTAGE 401(k) PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

UARCO SAVINGS ADVANTAGE 401(k) PLAN

INDEX

DECEMBER 31, 2003

        Page No.

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4-6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

7-8

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The UARCO Savings Advantage 401(k) Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the UARCO Savings Advantage 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, the Board of Directors of The Standard Register Company, the Plan’s sponsor, voted to terminate the Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 11, 2004

Dayton, Ohio

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2003	2002

ASSETS
Participant directed investments, at fair value:
T. Rowe Price Associates, Inc. mutual funds	-	36,607,465
Standard Register Company common stock	-	450,725
Participant loans	-	638,002

Total assets	-	37,696,192

LIABILITIES
None	-	-

NET ASSETS AVAILABLE FOR BENEFITS	-	37,696,192

UARCO SAVINGS ADVANTAGE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2003	2002
Investment income (loss):
Interest and dividends	535,367	1,163,601
Net appreciation (depreciation) in fair value of investments	2,949,345	(6,036,230)
Total investment income (loss)	3,484,712	(4,872,629)

Contributions:
Participant rollover contributions from qualified plans	-	4,192

	3,484,712	(4,868,437)

Deductions in net assets attributable to:
Benefits paid to participants	2,362,867	5,718,924
Transfers to other qualified Plan	38,813,937	-
Administrative expenses	650	1,693
Miscellaneous	3,450	-
Total deductions	41,180,904	5,720,617

Net decrease	(37,696,192)	(10,589,054)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	37,696,192	48,285,246

End of year	-	37,696,192

UARCO SAVINGS ADVANTAGE 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 – DESCRIPTION OF PLAN

The following is a general description of the UARCO Savings Advantage 401(k) Plan (the Plan). For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan was established June 1, 1988, by UARCO Incorporated (the Company) for eligible employees of the Company and its domestic subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company.

On December 31, 1997 all of the outstanding shares of the Company were purchased by The Standard Register Company (SRC). The Company operated as a wholly owned subsidiary of SRC for three months until it was merged into SRC, effective March 31, 1998. Effective April 1, 1998, all UARCO Incorporated employees were employed by SRC and enrolled into the Standard Register Employee Savings Plan.

Effective July 31, 2003, the UARCO Savings Advantage 401(K) Plan was merged into The Standard Register Employee Savings Plan and the Plan was terminated. All remaining participants and their related account balances in the Plan were transferred to The Standard Register Employee Savings Plan.

Eligibility

Employees were eligible to participate in the Plan if they were employees of the Company or its domestic subsidiaries and had completed at least one year of service of at least 1,000 hours.

Contributions

Participants were able to contribute up to 15% of pretax compensation, and up to 20% of compensation equal to any whole percentage of such compensation per payroll period. The sponsor was permitted to make discretionary matching contributions. Effective April 1, 1998, all of the employees of UARCO Incorporated were employed by The Standard Register Company and enrolled in The Standard Register Employee Savings Plan. No further participant contributions to the UARCO Savings Advantage 401(k) Plan are planned.

All pretax contributions are considered tax-deferred under sections 401(a) and 401(k) of the Internal Revenue Code.

Participants were always fully vested in their own contributions, plus earnings thereon. Effective April 1, 1998, participants became fully vested in all Company matching contributions.

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Loans

Participants were eligible to borrow against the balances in their accounts, subject to limits established by the IRS. Participants may borrow 50% of their vested balance up to $50,000. The minimum loan is $750. Repayment of a long-term loan may not exceed 15 years. Repayment is intended to be made via payroll deductions. Interest is assessed at a rate, which is equal to 1% above prime at the time of the loan origin.

Distributions

Distributions under the Plan were made through either lump sum payments, installment payments, or the purchase of a fixed annuity contract. Distributions are not permitted while the participants are employed by SRC, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $3,500.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by SRC.

Plan Trustee

Investments were held by T. Rowe Price Trust Company, the Plan’s trustee.

NOTE 3 – INCOME TAX STATUS

The Internal Revenue Service ruled April 2, 2001, that the Plan, as then designed, was qualified under section 401(a) of the Internal Revenue Code (IRC). The Plan document has been restated since receiving the determination from the IRS and has not yet received a determination for the restated plan. The Plan Administrator believes that the Plan, as restated, is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 – INVESTMENTS

T. Rowe Price Associates, Inc. mutual funds and Standard Register Company common stock are stated at fair value as determined by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

During 2003 and 2002, the Plan’s investments (including investments bought, sold, as well as held, during the period) appreciated (depreciated) in fair value by a net $2,949,345 and $(6,036,230) respectively, as follows:

	2003	2002

T. Rowe Price Associates, Inc. mutual funds	$ 2,922,991	$ (6,014,813)
Standard Register Company common stock	26,354	(21,417)
Total	$ 2,949,345	$ (6,036,230)

The fair value of individual investments that represent 5% or more of the Plan’s assets as of December 31, 2002 are as follows:

T. Rowe Price Associates, Inc. Mutual Funds:
Mid-Cap Growth Fund	$ 3,251,537
Equity Index 500 Fund	9,794,721
Stable Value Common Trust Fund	13,541,722
Balance Fund	6,190,172

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

		( c )		( e )
	( b )	Description of	( d )	Current
( a )	Identity of Issue	Investment	Cost	Value

No assets held for investment

UARCO SAVINGS ADVANTAGE 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 004

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

		( c )			( e )
	( b )	Description of		( d )	Current
( a )	Identity of Issue	Investment		Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	Mid-Cap Growth Fund	104,753	shares	4,052,484	3,251,537
*	Equity Index 500 Fund	413,803	shares	12,542,995	9,794,721
*	Stable Value Common Trust Fund	13,541,722	shares	13,541,722	13,541,722
*	New Horizons Fund	60,279	shares	1,331,059	1,001,230
*	Spectrum Income Fund	39,209	shares	413,332	421,886
*	Balanced Fund	399,108	shares	6,960,537	6,190,172
*	International Stock Fund	71,261	shares	777,713	632,800
*	Small-Cap Value Fund	59,856	shares	1,382,297	1,313,251
*	Equity Income Fund	23,251	shares	519,721	460,146

	Total T. Rowe Price Associates, Inc. mutual funds			41,521,860	36,607,465

	COMMON STOCK

*	Standard Register Company	25,040	shares	631,877	450,725

		Rates ranging from
	PARTICIPANT LOANS	5.75% to 10.5%		638,002	638,002

	Total Investments			42,791,739	37,696,192

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Company UARCO Savings Advantage 401(k) Plan

Date:  June 24, 2004

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

23

Consent of Independent Auditors

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002